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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-24519

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/01/2017 AND ENDING 01/31/2018
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ausdal Financial Partners, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5187 Utica Ridge Road
(No. and Street)

Davenport	IA	52807
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert Ausdal JR 563-326-2064
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name – *if individual, state last, first, middle name*)

1 S Wacker Drive, Suite 800	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Robert B. Ausdal, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ausdal Financial Partners, Inc., as of January 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

NOTARIAL SEAL IOWA
MICHELLE SWINNEY
Commission Number 799285
My Commission Expires
September 20, 2019

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AUSDAL FINANCIAL PARTNERS, INC.

FINANCIAL STATEMENT

January 31, 2018

filed as PUBLIC information pursuant to Rule 17a-5(d)
under the Securities Exchange Act of 1934.

AUSDAL FINANCIAL PARTNERS, INC.
Financial Statement
January 31, 2018

Table of Contents

RSM

Report of Independent Registered Public Accounting Firm

RSM US LLP

To the Stockholders and the Board of Directors of Ausdal Financial Partners, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Ausdal Financial Partners, Inc. (the Company) as of January 31, 2018, and the related notes to the financial statement (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of January 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2018.

Chicago, Illinois
April 18, 2018

AUSDAL FINANCIAL PARTNERS, INC.
Statement of Financial Condition
January 31, 2018

ASSETS

Cash	$	2,499,064
Receivables:		
Employee/independent contractors		40,230
Commissions and fees		611,460
Notes receivable		200,000
Prepaid expenses		60,885
Securities owned		
Marketable at market value		9,621
Not readily marketable at estimated fair value		212,158
Leasehold improvements, furniture and equipment		
Net of accumulated depreciation and amortization of $206,756		21,048
Security deposit		5,000
Deposits with clearing organization		25,000
Total assets	**$**	**3,684,466**

LIABILITIES and STOCKHOLDERS' EQUITY

LIABILITIES:		
Accounts payable and accrued expenses	$	251,658
Commissions payable		818,018
Deferred revenue		962,879
Deferred income tax liability		19,166
Total liabilities		2,051,721
STOCKHOLDERS' EQUITY		
Capital stock, common, par value $1 per share; 100,000 shares authorized; 21,727 shares issued; 21,667 shares outstanding		21,727
Additional paid in capital		163,792
Retained earnings		1,468,085
Subtotal		1,653,604
Less: Treasury stock (60 shares at cost)		(20,859)
Total stockholders' equity		1,632,745
Total liabilities and stockholders' equity	**$**	**3,684,466**

See notes to Financial Statement

Note 1 **NATURE OF BUSINESS, ACCOUNTING ESTIMATES, AND SIGNIFICANT ACCOUNTING POLICIES**

Nature of Business

Ausdal Financial Partners, Inc (the Company) operates as a broker-dealer in securities. It is a registered investment advisory firm with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

For transactions in mutual fund shares, limited partnership interests, and variable products, the Company operates under the provision of paragraph (k)(2)(i) of Rule 15c3-3 of the SEC. Among other items (k)(2)(i) requires that the Company carry no margin accounts, that it promptly transmits all customer funds and securities and does not hold customer funds or securities or perform custodial services for customers.

With respect to all other securities transactions, the Company operates under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, currently Pershing, LLC, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

As a result of the above two paragraphs, the Company is exempt from the remaining provisions of Rule 15c3-3.

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP").

Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value Measurements

The Fair Value Measurement and Disclosure Topic of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") defines fair value, establishes a framework for measuring fair value and expands disclosure of fair value measurements. The framework emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets. Fair value measurements are disclosed by level within that hierarchy.

Note 1 **NATURE OF BUSINESS, ACCOUNTING ESTIMATES, AND SIGNIFICANT ACCOUNTING POLICIES (continued)**

Securities Owned

Investments in marketable securities with readily determinable fair market values and all investments in debt securities are reported at their fair values in the Statement of Financial Condition. Investments in non-marketable securities are reported in the Statement of Financial Condition at original cost or appraised value when such appraisal is supplied by the issuer. All investment transactions are accounted for as of the trade date. Interest is recorded on an accrual basis and dividends are recorded on the ex-dividend date.

The securities of the Company are exposed to various risks such as interest rate, market and credit. Due to the level of risk associated with such investments and the level of uncertainty related to changes in the value of such investments, it is at least reasonably possible that changes in risks in the near term could materially affect investment balances and the amounts reported in the financial statements.

Leasehold Improvements, Furniture and Equipment

All leasehold improvements, furniture, and equipment are carried at cost with depreciation and amortization computed using the straight line method over the estimated useful lives of the assets, generally 5 years for electronic equipment, 10 years for furniture and fixtures, and 15 years for leasehold improvements.

Investment Advisory Fees

Investment advisory fees charged are recognized as earned on a monthly basis.

Commissions

Commissions, and related clearing expenses, for publicly traded securities, are recorded on a trade-date basis as securities transactions occur. Commissions for brokerage account transactions are recorded on a settlement date basis. The difference between settlement date and trade for these transactions is immaterial. Commissions receivable and payable on private placement transactions are recognized when all documents have been completed and funds received from the client. Revenue from 12b-1 fees is recognized on the date on which the revenue is estimable and reasonably assured.

Other Revenue

Other revenue includes fees from administrative and consulting services. Administrative fees and consulting fees are recognized on the date the fees are calculated and earned.

Deferred Revenue

Deferred revenue includes advisory fees that are calculated and collected quarterly in advance. Fees are recognized as earned on a monthly basis.

Note 2 **INCOME TAXES**

The Company is organized as a C Corporation under the laws of the State of Iowa. It accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, it determines deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, it considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If it determines that it would be able to realize its deferred tax assets in the future in excess of their net recorded amount, it would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

The Company records uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) it determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, it recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

The Company did not have any material amounts accrued for interest penalties at January 31, 2018. Interest or penalties on income taxes, if incurred, are recognized on the Statement of Income. There were no material uncertain tax positions at January 31, 2018.

Note 3 **CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS**

As of January 31, 2018, there was no "special reserve bank account segregated for the exclusive benefit of customers." In accordance with the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, no amount was required to be on deposit in a special account.

Note 4 **RECENT ACCOUNTING PRONOUNCEMENTS**

The FASB issued the Accounting Standards Update ("ASU") No. 2014-09, *Revenue from Contracts with Customers, Topic 606* and subsequent updates No. 2015-14, 2016-18, 2016-10, 2016-12, 2016-20, 2017-13, 2017-14 ("ASC Topic 606"). ASC Topic 606 supersedes revenue recognition requirements in Topic 605, *Revenue Recognition*, and other specific revenue guidance and becomes effective for annual reporting periods beginning after December 15, 2017 for public business entities.

Note 4 RECENT ACCOUNTING PRONOUNCEMENTS (continued)

The Company has evaluated ASC Topic 606 and has identified its revenues that are within the scope of ASC Topic 606 to determine what effect, if any, the accounting standard updates would have on the financial reporting and accounting policies of the Company. The Company has adopted this guidance effective January 1, 2018. The Company has determined there was no material initial impact as a result of adopting Topic 606, and does not expect any significant financial statement impact in subsequent periods.

In February 2016, the FASB issued ASU No. 2016-02, *Leases*. ASU 2016-02 increases transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The main difference between previous U.S. GAAP and ASU 2016-02 is the recognition of lease assets and lease liabilities by lessees for those leases classified as operating leases under previous U.S. GAAP. The new standard is effective for public business entities for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. At January 31, 2018, the Company was still evaluating the guidance in all respects.

Note 5 FAIR VALUE MEASUREMENTS

As discussed in Note 1, the Fair Value Measurements and Disclosure Topic of the FASB Accounting Standards Codification defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.

The framework defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. It requires the use of valuation techniques that are consistent with the market approach, the income approach and/or the cost approach. Inputs to valuation techniques refer to the assumptions that market participants would use in pricing the asset or liability. Inputs may be observable, meaning those that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from independent sources, or unobservable, meaning those that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. In that regard, the fair value hierarchy for valuation gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority unobservable inputs. The fair value hierarchy set forth in the Topic is as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Note 5 FAIR VALUE MEASUREMENTS (continued)

Level 3: Significant unobservable inputs that are generally less observable from objective sources. These inputs reflect management's best estimate of fair value using its own assumptions about the assumptions a market participant would use in pricing the asset or liability.

Significant assets and liabilities recorded at fair value on a recurring basis

The following table summarizes significant assets measured at fair value on a recurring basis as of January 31, 2018 segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

Fair Value Measurements as of January 31, 2018 Using:

	Fair Value	Quoted Prices in Active markets of Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Securities owned:				
Money market funds and commercial paper	4,051	4,051	-	-
Equity funds	5,570	5,570		
Private companies	212,158	-	-	212,158
	$ 221,779	$ 9,621	$ -	$ 212,158

The Company assesses the levels of the financial instruments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between levels of the fair value hierarchy. For the year ended January 31, 2018, there were no transfers among levels.

Financial instruments traded on a national securities exchange, or reported on the NASDAQ national market, are stated at the last reported sales price on the day of valuation. Fair value of exchange-traded contracts is based upon exchange settlement prices.

The fair values of the money market funds are based on inputs that are quoted prices in active markets for identical assets, resulting in Level 1 categorization of such measurements.

Note 5 **FAIR VALUE MEASUREMENTS (continued)**

The following table presents a reconciliation of the beginning and ending balances of the fair value measurements using significant unobservable inputs (Level 3):

		Assets
Balance February 1, 2017	$	182,785
Total gains or losses (realized and unrealized included in the statement of income)		29,373
Purchases and sales, net		-
Transfers in and/or out of Level 3		-
Balance January 31, 2018	$	212,158

Note 6 **LEASEHOLD IMPROVEMENTS, FURNITURE AND EQUIPMENT**

At January 31, 2018, the major classes of depreciable assets and their related accumulated depreciation and amortization consisted of the following:

Furnitures and Fixtures	$	79,581
Computers and Other Equipment		139,047
Leasehold Improvement		9,176
		227,804
Less: Accumulated depreciation and amortization		206,756
Net leasehold improvements, furniture and equipment	$	21,048

Note 7 **RECEIVABLE FROM CLEARING BROKER-DEALER**

Amounts receivable from our clearing broker-dealer at January 31, 2018 consisted of the following:

Cash deposit:	$25,000
Receivable from clearing broker:	$13,069

All fees due to our clearing broker are netted against the amounts owed to the Company each period.

Note 8 NOTES RECEIVABLE

Notes receivable consisted of the following at January 31, 2018:

Due from Coastal California Blueberry Operations, LLC, bearing interest at 4.50%, payable in full by July 31, 2018	$ 200,000
Total	$ 200,000

The note was extended and interest payments deferred to July 31, 2018. The underlying property is under a sale contract and the Company has elected not to record further interest.

Note 9 INCOME TAXES

Income taxes are provided for the tax effects of transactions reported in the financial statement and consist of taxes currently due plus deferred taxes related to timing differences resulting from unrealized gain on securities owned, bad debt recognition, and book to tax depreciation differences. The deferred tax assets and liabilities represent the future tax consequences of those differences, which will either increase or decrease deductions and/or revenue when realized. Deferred tax assets and liabilities are reflected at the estimated income tax rate expected to be incurred when those events are realized.

On December 22, 2017, H.R.1, "An Act to Provide for Reconciliation Pursuant to Titles II and V of the Concurrent Resolution on the Budget for Fiscal Year 2018" (the "Act"), was enacted by the U.S. federal government. The Act provides for significant changes to corporate taxation including the decrease of the corporate tax rate to 21%. The Company has accounted for the material impacts of the Act by computing its tax assets/liabilities for FY 2018 using a pro-rated, blended rate of the old tax rates and the 21% enacted rate.

Note 10 DEFINED CONTRIBUTION PLAN

The Company sponsors a 401 (k) Profit Sharing Plan covering substantially all of its employees. Contributions are determined by a Company matching contribution of 4% of participating employees' compensation. Company contributions to the plan totaled $80,210 for year ended January 31, 2018.

Note 11 LEASE COMMITMENTS

The Company leases office space in Davenport, Iowa under a non-cancellable lease with a five-year term, expiring October 31, 2018 and in Downers Grove, Illinois under a one-year lease, expiring October 1, 2018.

Minimum future rental payments under these leases as of January 31, 2018 are:

FY Ending:	January 31, 2019	$93,196

In addition to the minimum lease payments, the Company is also liable for tenant common area maintenance costs, which are determined in each current year.

Note 12 LIABILITY SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

As of January 31, 2018, there were no liabilities subordinated to claims of general creditors.

Note 13 NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10-to-1.

As of January 31, 2018, the Company was operating under (k)(2)(i) exemption for mutual fund transactions and a (k)(2)(ii) for other than mutual fund transactions which had a minimum net capital requirement of $136,781 as of January 31, 2018.

At January 31, 2018, the Company had net capital as computed under Rule 15c3-1 of the SEC of $997,750 which was $860,969 in excess of its required net capital of $136,781. The Company's net capital ratio (aggregate indebtedness to net capital) was 2.056 to 1.

Note 14 CONTINGENCIES

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection, and payment of funds, as well as receipt and delivery of securities relative to customers' transactions. Off-balance-sheet-risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers, and see that customer transactions are executed properly by the clearing broker/dealer. In the ordinary course of business, the Company is subject to litigation, arbitration, and regulatory matters. The Company has determined that as of the close of business on January 31, 2018 there are no pending matters which would have a material adverse effect on the Company's financial position or results of operations.

Note 15 CONCENTRATIONS AND BUSINESS RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

FASB ASC 460, Guarantees, requires the disclosure of representations and warranties which the Company enters into and which may provide general indemnification to others. The Company, in its normal course of business, may enter into contracts that contain such representations and warranties.

Note 15 CONCENTRATIONS AND BUSINESS RISK (continued)

Securities transactions of the Company's customers are introduced and cleared through Pershing. Pursuant to the clearing agreement, Pershing has the right to seek reimbursement from the Company for certain losses, account debit balances, and margin requirements that may result from customer transactions if the customer does not cover such losses, outstanding amounts due or satisfy margin requirements. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on its experience, the Company expects the risk of loss to be remote. As of January 31, 2018, there has not been a material request received or outstanding.

Concentration of Credit Risks

The Company maintains cash deposits in one bank. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At January 31, 2018, the Company's uninsured balance totaled $2,199,823. This bank has a strong credit rating and management believes that the credit risk related to these deposits is minimal.

Note 16 UNCERTAIN TAX POSITIONS

The Company adopted the income standard related to the recognition and measurement of uncertain tax positions. The adoption of this standard had no financial statement effect for the Company. The Company is no longer subject to Federal or State tax examinations for the years prior to 2014.

Note 17 SUBSEQUENT EVENTS

The Company's management has evaluated events and transactions through the date the financial statements were issued, noting no material events requiring disclosure in the Company's financial statements.